September 1, 2006

Securities and Exchange Commission
Office of Applications and Report Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of
Premier VIT (File No. 811-8512)
Municipal Advantage Fund Inc. (File No. 811-7532)
Fixed Income SHares (File No. 811-9721)
PIMCO Municipal Income Fund (File No. 811-10377)
PIMCO California Municipal Income Fund (File No. 811-10379)
PIMCO New York Municipal Income Fund (File No. 811-10381)
PIMCO Municipal Income Fund II (File No. 811-21076)
PIMCO California Municipal Income Fund II (File No. 811-21077)
PIMCO New York Municipal Income Fund II (File No. 811-21078)
PIMCO Municipal Income Fund III (File No. 811-21187)
PIMCO California Municipal Income Fund III (File No. 811-21188)
PIMCO New York Municipal Income Fund III (File No. 811-21189)
PIMCO Corporate Income Fund (File No. 811-10555)
PIMCO Corporate Opportunity Fund (File No. 811-21238)
Nicholas-Applegate Convertible & Income Fund (File No. 811-21284)
PIMCO High Income Fund (File No. 811-21311)
Nicholas-Applegate Convertible & Income Fund II (File No. 811-21338)
PIMCO Floating Rate Income Fund (File No. 811-21374)
PIMCO Floating Rate Strategy Fund (File No. 811-21601)
NFJ Dividend, Interest & Premium Strategy Fund (File No. 811-21417)
Nicholas-Applegate International & Premium Strategy Fund (File No. 811-21724)
PIMCO Global StocksPLUS & Income Fund (File No. 811-21734)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management investment companies (the ‘‘Funds’’) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the Fidelity Bond Binder (the ‘‘Bond’’), effective July 1, 2006, issued by National Union Fire Insurance Company, the primary policy for $25 million; First Excess Layer issued by Federal Insurance Company for $25 million; Second Excess Layer issued by Continental Casualty Company for $15 million; Third Excess Layer issued by St. Paul Mercury Insurance for $10 million; Fourth Excess Layer issued by Great America Insurance Company for $25 million; Fifth Excess Layer issued by Axis Reinsurance Company for $10 million; Sixth Excess Layer issued by Arch Specialty for $5 million and Seventh Excess Layer issued by Lloyds of London for $50 million, insuring the Funds is attached under Exhibit 1;

(ii)	A copy of the executed joint Fidelity Bond Agreement between the joint insureds in accordance with Rule 17g-1(f) is attached under Exhibit 2;

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000

(iii)	A copy of the resolutions of a majority of Trustees of each Board who are not ‘‘interested persons’’ of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached under Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond is attached under Exhibit 4.

Premiums for the Bond have been appropriately paid from July 1, 2006 through the period ending July 1, 2007.

If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo
Secretary and Chief Legal Officer

Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000